August 8, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Larry Spirgel, Assistant Director
Courtney Lindsay, Staff Attorney

Re:	Zhaopin Limited
Amendment No. 1 to Schedule 13E-3
Filed July 27, 2017
File No. 005-88190

Dear Mr. Spirgel and Mr. Lindsay:

On behalf of Zhaopin Limited, a company organized under the laws of the Cayman Islands (the “Company” or “Zhaopin”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated August 4, 2017 with respect to the Amendment No.1 to Schedule 13E-3, File No. 005-88190 (the “Schedule 13E-3”) filed on July 27, 2017 by the Company and the other filing persons named therein. For your convenience, the Staff’s comments are repeated below in bold and italics, followed in each case by the responses of the filing persons.

Please note that all references to page numbers in the responses are references to the Schedule 13E-3 or the preliminary proxy statement attached as Exhibit (a)-(1) thereto (the “Proxy Statement”), as the case may be, filed via EDGAR on July 27, 2017. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Schedule 13E-3 and the Proxy Statement.

We represent the independent committee (the “Special Committee”) of the board of directors of the Company (the “Board”). To the extent any response relates to information concerning SEEK Limited, SEEK International Investments Pty Ltd., Zebra Mergerco, Ltd., Hillhouse Capital Fund III, L.P., HH RSV-XVIII Holdings Limited, Bella Agent Holding Limited, Bella Agent (Cayman) Holding Limited, FountainVest China Growth Fund II, L.P., FountainVest China Growth Capital Fund II, L.P. and FountainVest China Growth Capital-A Fund II, L.P., such response is included in this letter based on information provided to the Special Committee and us by such other persons or their respective representatives.

General

1.	We note your response to our prior comment 3. Specifically, we note that in response to our prior comment 3 that you state that the Buyer Group did not receive any reports, opinions or appraisals within the purview of Item 9 of Schedule 13E-3 and Item 1015 of Regulation M-A. Tell us how the Buyer Group determined the consideration to be paid to the shareholders of the company.

U.S. Securities and Exchange Commission

August 8, 2017

We respectfully advise the Staff that, as noted in the response to the Staff’s comment below, representatives of Buyer Group have indicated to us that the Buyer Group did not receive, and therefore did not consider or rely on any reports, opinions or appraisals from Zhenpin or any other third party financial advisor or appraiser in determining the consideration to be paid to the shareholders of the Company in connection with the Merger.

As sophisticated investors with experience in performing valuations on public and private companies, the Buyer Group determined the consideration to be paid to the shareholders of the Company in connection with the Merger through its independent analysis of available information regarding the Company. A summary of the factors considered by the Buyer Group in performing its valuation of the Company are summarized under “Special Factors—Position of the Buyer Group as to the Fairness of the Merger” beginning on page 41 of the Proxy Statement.

2.	See our comment above. We note your response that “Zhenpin did not provide SEEK Limited or any other members of the Buyer Group with any reports, opinion or appraisals, whether written or oral, from the time when its representatives first made contact with SEEK Limited through the date of the filing of the Proxy Statement as of the date of [your prior response letter], which would be covered within the purview of Item 1015 of Regulation M-A and Item 9 of Schedule 13E-3.” You further state that that “the Buyer Group did not receive any independent reports, opinions or appraisals from Zhenpin relating to the consideration or the fairness of the consideration to be offered to Unaffiliated Security Holders or the fairness of the Merger to the Company or Unaffiliated Security Holders.” With respect to any written materials provided that you do not identify as “within the purview of Item 1015,” provide such materials supplementally to the staff with an analysis specific to each as to why it is not encompassed by the disclosure requirements of that provision. If, over the course of its two-year plus engagement, Zhenpin never provided any written materials to any filing person on the Schedule 13E-3, please so state. Please note that Item 1015 is not limited to reports or other written materials addressing the fairness of a going private transaction to any particular party; rather, Item 1015 encompasses any report, opinion or appraisal that is “materially related to the Rule 13e-3 transaction,” including reports that address structuring, alternatives considered, valuation of specific components of a business and other matters. Finally, with respect to oral reports within the meaning of Item 1015, we note that your disclosure describes multiple meetings with representatives of Zhenpin where various proposals and options were considered; the content of these communications from Zhenpin would typically be within the purview of Item 1015 and should be described in the Proxy Statement. Please revise.

We respectfully submit that representatives of SEEK Limited have advised that SEEK Limited engaged Zhenpin to identify and reach out to reputable financial and/or strategic partners in China in connection with a potential “going private” transaction involving the Company, determine whether these parties would be interested in participating with SEEK Limited in such a transaction, and, where appropriate, communicate any interest by such third parties to SEEK Limited and coordinate further discussions among the relevant parties. Representatives of SEEK Limited have advised us that neither Zhenpin nor any of its representatives prepared and provided SEEK Limited or any other member of the Buyer Group any reports, opinions or appraisals materially relating to any potential transaction, including the Rule 13e-3 transaction, and have further indicated that the scope of Zhenpin’s engagement did not contemplate the provision of any such reports, opinions or appraisals. The summary of all of the material communications between SEEK Limited and Zhenpin has already been included in the Schedule 13e-3 and Proxy Statement..

The summary of all of the material communications between SEEK Limited and Zhenpin has already been included in the Schedule 13e-3.

We hope that these responses adequately address the Staff’s comments. If the Staff has any questions concerning this letter or requires further information, please do not hesitate to contact David Michaels at (650) 335-7258.

U.S. Securities and Exchange Commission

August 8, 2017

Sincerely,

FENWICK & WEST LLP

/s/ David Michaels
David Michaels

cc:

Robert Pu

Chief Financial Officer

Zhaopin Limited

Gordon K. Davidson, Esq.

Ken Myers, Esq.

Fenwick & West LLP

Nima Amini, Esq.

O’Melveny & Myers LLP

Akiko Mikumo, Esq.

Weil, Gotshal & Manges LLP

Douglas C. Freeman, Esq.

Victor Chen, Esq.

Paul Hastings